CONNECTICUT OFFICE

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

U.S.A.   06784

22 Adelaide Street West, Suite 3400

Sherman, CT

Toronto, Ontario M5H 4E3 Canada

U.S.A.   06784

Toll Free (844) 364-1830

investors@tangoldcorp.com

 www.tangoldcorp.com

Tanzanian Gold Corporation will participate in the

Vancouver Resource Investment Conference

.

FOR IMMEDIATE RELEASE  January 17, 2020

TORONTO, January 17, 2020 (GLOBE NEWSWIRE) -- Tanzanian Gold Corporation, (TSX:TNX) (NYSE American:TRX) is pleased to announce that the Company will be participating in the upcoming Vancouver Resource Investment Conference on January 19th and 20th, 2020.   A new Buckreef Project presentation will be made at the conference Monday January 20th, 2020.  Please visit our website where this presentation will be available shortly.

Regards,

Michael E. Martin

Investor Relations

m.martin@tangoldcorp.com

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release